UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of April 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated April 1, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: April 1, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

M&HCV, Passenger Cars and Exports drive growth for Tata Motors in March 2015

Mumbai, April 1, 2015: Tata Motors saw strong growth in certain key segments, as passenger cars (excluding UV's), M&HCV and Exports grew by 33%, 20% and 5%, respectively, year-on-year; with the total commercial and passenger vehicles sales (including exports) in March 2015 of 52,479 vehicles, a growth of 3% over 51,184 vehicles sold in March 2014. The company's domestic sales of Tata commercial and passenger vehicles for March 2015 were 47,044 nos., a growth of 2% over 45,996 vehicles, sold in March 2014.

Cumulative sales (including exports) for the company for FY 14-15 were 502,281 nos., lower by 11% over 566,695 vehicles, sold last year.

Passenger Vehicles

In March 2015, Tata Motors passenger vehicles recorded sales of 15,039 nos., a growth of 19%, compared to 12,640 nos., sold in March 2014.

The trend of growth in passenger vehicles continued - with the strong Zest and Bolt sales. While the sales of the passenger cars in March 2015 was 12,977 nos., higher by 33%, over March 2014, the UV sales declined by 28% at 2,062 nos., in March 2015.

Cumulative sales of all passenger vehicles in the domestic market for FY 14-15 were 134,080 nos., lower by 3%, over last year.

Commercial Vehicles

The company's sales of commercial vehicles in March 2015 in the domestic market were at 32,005 nos., lower by 4%, over March 2014. LCV sales were at 17,127 nos., a decline of 18% over March 2014, while M&HCV sales continued to show growth at 14,878 nos., higher by 20%, over March 2014.

Cumulative sales of commercial vehicles in the domestic market for FY 14-15 were 318,268 nos., lower by 16% over last year. Cumulative LCV sales was 191,210 nos., a decline of 29% over last year, while M&HCV sales were at 127,058 nos., higher by 15%, over last year.

Exports

The company's sales from exports were 5,435 nos., in March 2015, higher by 5% compared to 5,188 vehicles in March 2014. The cumulative sales from exports for FY14-15 were at 49,933 nos., remained flat, compared to last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.